UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC File Number
001-40202
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: July 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the transition period ended: _____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Red Cat Holdings, Inc.

Full Name of Registrant

15 Ave. Munoz Rivera, Ste 2200

Address of Principal Executive Office (Street and Number)

San Juan, PR 00901

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The Registrant has concluded that it is probable that the sale of its Consumer segment will be completed in the second quarter of fiscal 2024. As a result, the Registrant will be reporting the operating results for the Consumer segment as Discontinued Operations. This change in presentation will require additional time and effort to complete.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jeffrey Thompson	(833)	373-3228
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑                     No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 Yes☑                     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report revenue of $1.75 million for the quarter ended July 31, 2023, compared to $3.07 million reported as Consolidated Results for the quarter ended July 31, 2022. Revenue for the quarter ended July 31, 2022 was originally reported as comprised of $1.13 million for the Enterprise segment and $1.94 million for the Consumer segment, but such reporting will be recast in the Form 10-Q for the period ended July 31, 2024 to reflect the reporting of the Consumer segment as Discontinued Operations. This reporting of the Consumer segment as Discontinued Operations also means that (i) Assets and Liabilities will be separately stated on the Balance Sheet, (ii) Net Loss will be presented as a single, net amount on the Income Statement, and (iii) Cash Flows will be separately stated on that statement. The Registrant anticipates further changes to results of operations resulting from the recast of the Consumer segment as Discontinued Operations but cannot quantify them at this time.

Red Cat Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: September 15, 2023	By:	/s/ Jeffrey Thompson
Jeffrey Thompson
Chief Executive Officer